Exhibit (a)(39)

[Insert name and address of Employee]

August 11, 2011

Re: Cashout of your Phantom Stock in the acquisition of Radiant Systems, Inc. by NCR

Dear [            ]:

You are receiving this letter because you have been granted phantom stock awards (the “Phantom Stock Award”) under the Amended and Restated 2005 Long-Term Incentive Plan (the “2005 Plan”) of Radiant Systems, Inc. (“Radiant”).

As you know, Radiant has entered into a an Agreement and Plan of Merger dated July 11, 2011 (the “Merger Agreement”) with NCR Corporation (“NCR”) and its wholly owned subsidiary, Ranger Acquisition Corporation (“Ranger”), pursuant to which you will receive the cash payment described below in exchange for the cancellation of all your Phantom Stock Awards. Radiant and NCR are requesting that you acknowledge the cash-out and cancellation of your Phantom Stock Awards pursuant to the Merger Agreement as of the closing date of the tender offer currently being conducted by Ranger for shares of Radiant’s Common Stock (the “Offer Closing Date”).

You hereby agree and acknowledge that Phantom Stock Awards that have not been released immediately prior to the Offer Closing Date shall be cancelled (meaning cashed out) at the Offer Closing Date in exchange for a cash payment equal to (1) the excess, if any, of $28.00 over the exercise price of such Phantom Stock Awards multiplied by (2) the number of underlying shares (such amount, the “Phantom Stock Award Consideration”). The Phantom Stock Award Consideration shall be payable to you at or as soon as practicable following the Offer Closing Date, subject to any applicable tax withholding.

You further agree and acknowledge that as of the Offer Closing Date and the payment of the Phantom Stock Award Consideration described above, you will have no further rights with respect to the Phantom Stock Awards or the underlying award agreement or shares of Common Stock.

Your Phantom Stock Awards are set forth on Exhibit A, and you hereby agree and acknowledge that you do not own any phantom stock awards other than those set forth on Exhibit A. You hereby represent and warrant that you have full power and authority to surrender the Phantom Stock Awards hereunder and that the Phantom Stock Awards are free and clear of all security interests, liens, restrictions, encumbrances or other similar obligations and that they will not be subject to any adverse claims.

Radiant is not making any representation to you hereby with respect to the tax consequences contemplated by the grant, vesting, exercise, cancellation or cash-out of the Phantom Stock Awards, this letter or the receipt of the Phantom Stock Awards Consideration, and you should not rely on Radiant for an assessment of any such tax consequences. You hereby knowingly and voluntarily release Radiant, NCR, Ranger and their affiliates, officers, directors, employees, agents and representatives from any and all claims, actions, causes of action or other liability arising out of or in any way related to the cash-out and cancellation of your Phantom Stock Awards.

Please do not hesitate to contact Elizabeth Peterson or Tiffany Podhorez with any questions regarding this letter. Please return the accepted and acknowledged letter to Tiffany by August 19, 2011.

Sincerely,

Keith Hicks EVP – Human Resources

Accepted, agreed and acknowledged:

EMPLOYEE

Printed Name:

This email is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by NCR Corporation with the Securities and Exchange Commission (the “SEC”) on July 25, 2011. The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on July 25, 2011. These documents, as amended from time to time, contain important information about the tender offer and shareholders of the Company are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials are available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer materials are available free of charge to all stockholders of the Company at www.radiantsystems.com or by contacting Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, GA 30022, Attn: Investor Relations Director, (770) 576-6000.

EXHIBIT A

Phantom Stock Awards

Phantom Stock Award Agreement dated _________ __, 20__ with ___ Units eligible for release